Exhibit 99

The Progressive Corporation

Letter to Shareholders

Second Quarter 2010

Top line growth performed well each month of the second quarter building from 4% to 6% for a combined result of 5% written premium growth. While we have seen many other quarters with stronger growth, often associated with more aggressive inflation, these results feel more than acceptable in the current environment. We will compare relative performance with our peers in the sector when results become available, but expect that, similar to the first quarter, the combination of growth and profit will be in the leading few, if not setting the pace. The combined ratio for the quarter was 92.7, up slightly from the first quarter and bringing the year-to-date result to 91.8. We noted in our May report that storms added to the monthly results but, for the most part, variation around losses during the quarter was within a normal range.

Net income of $212 million for the quarter is down year-over-year almost exclusively due to a smaller contribution from investments, primarily the result of net realized losses in the current quarter compared to gains last year resulting in a negative delta of some $55 million. Perhaps more notable is that our unrealized gains are $852 million at quarter end. While substantial, they are down some $111 million from the first quarter, mostly reflecting a trying second quarter in the equity markets. Our year-to-date total return now stands at 3.1%, essentially unchanged on the quarter, and we remain cautious in allocating our investment assets and managing our exposure to higher interest rates, but are positioned to use capital as we see opportunities.

Among the more pleasing signs from our insurance operations during the second quarter was the renewed strength of our Agency operations. We have worked hard to have the best possible product we can have in the distribution channel, present it in the best possible way, and match it with service. The results are tracking very nicely.

Equally notable is the improvement of several states that have been underperforming for some time and have been subject to significant corrective actions. While cautious of limited data sets, there are reasons to believe that performance in these states is moving in the desired direction and a return to more normal operations and growth could be a future outcome.

Our Direct operations continue to post very attractive numbers. Objective measures around the messaging of our brand and product features suggest acceptance by consumers is quite strong and effective. Our Personal Lines business, both Agency and Direct, is excited by the release and roll-out of our latest product design, which continues to incorporate the best results from our research and development activities, a slice of which we presented at our June investor relations event. In addition, we are in the early stages of releasing what we think is a more attractive packaging of our usage-based insurance initiative which captures the essential data, while eliminating potential consumer concerns.

Even as we hear consistent reports of an approaching busy hurricane season and with an early June storm providing credibility to the forecast, we experienced relatively favorable trends in frequency and severity throughout the quarter. Somewhat counter intuitively, our bodily injury trends have been down from prior periods, both in frequency and severity. This presents significant challenge. In as much as an appropriate adjustment to currently reserved claims may be in order and necessary for future pricing accuracy, these actions must be balanced with some significant caution, at least on the severity estimation, since we are operating without a compelling thesis as to why we would expect the trend to be negative going forward. Our results for the quarter reflect an additional decrease of $33.6 million in reserves from actuarial adjustments for prior-year reserved claims, bringing the year-to-date amount to

$72.7 million. Personal injury coverage trends, which have been the subject of several comments in the last year, showed welcome signs of moderation during the quarter in both frequency and severity.

Collision frequency has shown continued reduction, and severity for us appears to be well under control and is closer to flat than to any pronounced trend. Comprehensive trends, which must be interpreted in light of significant weather events and the type of comprehensive losses incurred, produced an increase in smaller claims as expected.

Our Commercial Auto business is seeing some selective return to growth. Some segments and some venues look to be stronger than others, but overall the results provide somewhat encouraging support to comments made previously that we may have already seen the bottom. Underwriting results remain strong with an 89.6 combined ratio for the quarter and just a shade under 89 year-to-date. Some large states have been in intensive care and have emerged ready for new growth, while some others have still not recovered. We are very committed to having this segment positioned for a return to a stronger economy.

While the quarter was reasonably unremarkable in general, Wisconsin took center stage in new application demand as the state moved to mandatory insurance on June 1st. We understand the external influence on demand and welcome the many new customers; however, this represents a one-time change that we do not expect often.

Our capital position is currently very strong and, consistent with our long-standing philosophy of returning underleveraged capital when appropriate to do so, we repurchased 3.3 million shares during the quarter. More notable was an offer we extended during the quarter for consent to terminate a replacement capital covenant in place with the bondholders of our 2032 debt offering, thus allowing us to retire some of our hybrid debt. We were successful in obtaining the consent and terminated the covenant, paying about $2 million in total costs. In early July, we retired nearly $223 million of our outstanding hybrid debt, paying 95 cents on the dollar to do so. We feel this combined transaction is a very effective use of underleveraged capital and creates a significant increase in the freedom we have in future years regarding the remaining hybrid debt. Our debt-to-total capital ratio at the end of the quarter is 25.7% and will most likely fall within the 23%-24% range by July month-end.

An internal measure of the success of our underwriting operations is our long-standing Gainshare measure, which is the core element of all variable cash compensation at every level of Progressive and equivalently so for shareholders via our variable dividend. Through the half year, which is primarily of academic interest since it is only the year-end score that counts, the Gainshare score is 1.51 out of a possible 2.0.

In so many ways the Gainshare measure speaks volumes about the calibration of the year. So far so good. More encouraging for me is the feeling of each part of the company working very well, but acutely conscious that there is future opportunity given our current market positioning and potential.

Glenn M. Renwick
President and Chief Executive Officer